EXHIBIT 99.4

November 13, 2014

Agrium Inc.

13131 Lake Fraser Drive S.E.

Calgary, AB T2J 7E8

Ladies and Gentlemen:

Reference is made to Agrium Inc.’s shelf prospectus supplement, dated November 13, 2014, to a short form base shelf prospectus dated April 24, 2014 including the documents incorporated by reference therein (the “Prospectus”), and the registration statement on Form F-10 dated April 24, 2014 and any amendments thereto, including post-effective amendments (collectively, the “Registration Statement”).

I, Michael Ryan Bartsch, P.Eng., a qualified person, am responsible for preparing or supervising the preparation of certain sections of the technical report entitled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations, Vanscoy, Saskatchewan, Canada” dated effective October 31, 2014 (the “Technical Report”).

I hereby consent to the inclusion and incorporation by reference in the Prospectus and the Registration Statement, including any amendments thereto and any documents incorporated by reference therein, of references to and information derived from the Technical Report, and to the use of my name in the Prospectus and the Registration Statement.

Yours truly,

/s/ Michael Ryan Bartsch, P. Eng.

Michael Ryan Bartsch, P.Eng.